Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, April 28, 2021

FAIRFAX COMMITS US$5 MILLION (INR 37 CRORE) TO
PROVIDE COVID-19 PANDEMIC RELIEF IN INDIA

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces, together with the Fairfax India Charitable Trust and Fairfax India Holdings Corporation, a commitment of US$5 million (approximately INR 37 crore) to fund initiatives to assist India with the recent surge in COVID-19 cases and the urgent needs created thereby.

The first proposed initiative is to coordinate with our investee companies, Quess Corp Limited and Bangalore International Airport Limited, to work with the local government to rapidly create emergency hospital facilities using the expertise of Dexterra Group, a Fairfax investee company in Canada.

Fairfax is working with its Indian investee companies to determine further initiatives. In addition to these initiatives, in line with Fairfax’s culture, we will commit the funds necessary to respond to the needs of the employees of our Indian investee companies during the COVID-19 pandemic.

Prem Watsa, Chairman and Chief Executive Officer of Fairfax, commented, “We are saddened by the current crisis in India resulting from the COVID-19 pandemic. Fairfax wishes to assist India in traversing this incredibly difficult time and are hopeful that our commitment will provide some relief to India and its health-care system.”

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946